                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. __ )/1/

                              Balance Bar Company
                ----------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                ----------------------------------------------
                         (Title of Class of Securities)

                                   057623100
                ----------------------------------------------
                                 (CUSIP Number)

                               William J. Eichar
                               Kraft Foods, Inc.
                               Three Lakes Drive
                              Northfield, IL 60093

                                    Copy to:

                               Michael G. Timmers
                                Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                  312-261-2000

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                January 21, 2000
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

-----------------------                                  ---------------------
  CUSIP No. 057623100                13D                   Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BB Acquisition, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,999,718/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,999,718/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,999,718

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.8%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------
/1/ Includes 6,999,718 shares of common stock of Balance Bar Company, $0.01 par value per share, that are subject to Support Agreements, as described in the Schedule TO (which is defined herein). The reporting person may be deemed to beneficially own such shares pursuant to the Support Agreements which provide, among other things, that the record holders of such shares (i) will tender the shares pursuant to the offer by BB Acquisition, Inc. which is the subject of this filing and (ii) grant to Kraft Foods, Inc. an irrevocable proxy to vote such shares under certain circumstances.

/2/ Based upon 12,646,276 shares outstanding at January 21,2000, as represented by Balance Bar Company in the Merger Agreement described in the Schedule TO, plus 133,442 shares issuable upon vested options which are subject to the Support Agreement.

-----------------------                                  ---------------------
  CUSIP No. 057623100                13D                   Page 3 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Kraft Foods, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,999,718/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,999,718/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,999,718

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.8%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------
/1/ Includes 6,999,718 shares of common stock of Balance Bar Company, $0.01 par value per share, that are subject to Support Agreements, as described in the Schedule TO (which is defined herein). The reporting person may be deemed to beneficially own such shares pursuant to the Support Agreements which provide, among other things, that the record holders of such shares (i) will tender the shares pursuant to the offer by BB Acquisition, Inc. which is the subject of this filing and (ii) grant to Kraft Foods, Inc. an irrevocable proxy to vote such shares under certain circumstances.

/2/ Based upon 12,646,276 shares outstanding at January 21,2000, as represented by Balance Bar Company in the Merger Agreement described in the Schedule TO, plus 133,442 shares issuable upon vested options which are subject to the Support Agreement.

-----------------------                                  ---------------------
  CUSIP No. 057623100                13D                   Page 4 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Philip Morris Companies Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,999,718/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,999,718/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,999,718

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.8%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------
/1/ Includes 6,999,718 shares of common stock of Balance Bar Company, $0.01 par value per share, that are subject to Support Agreements, as described in the Schedule TO (which is defined herein). The reporting person may be deemed to beneficially own such shares pursuant to the Support Agreements which provide, among other things, that the record holders of such shares (i) will tender the shares pursuant to the offer by BB Acquisition, Inc. which is the subject of this filing and (ii) grant to Kraft Foods, Inc. an irrevocable proxy to vote such shares under certain circumstances.

/2/ Based upon 12,646,276 shares outstanding at January 21,2000, as represented by Balance Bar Company in the Merger Agreement described in the Schedule TO, plus 133,442 shares issuable upon vested options which are subject to the Support Agreement.

     Item 1. Security and Issuer.

     This Schedule 13D Statement (this "Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of Balance Bar Company, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1015 Mark Avenue, Carpinteria, California 93013.

     Item 2. Identity and Background.

     This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) BB Acquisition, Inc. ("Acquisition"), a Delaware corporation and a direct wholly owned subsidiary of Kraft Foods, Inc;

(ii) Kraft Foods, Inc. ("Kraft"), a Delaware corporation, by virtue of its direct beneficial ownership of 6,999,718 shares of Common Stock; and

(iii) Philip Morris Companies Inc. ("Philip Morris"), a Virginia corporation, as the Parent Corporation of Kraft;

     Acquisition, Kraft and Philip Morris are collectively referred herein as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by any other Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Exchange Act.

     The information set forth in Item 3 of the Company's Schedule TO, dated January 28, 2000 and filed with the Securities and Exchange Commission on January 28, 2000 (the "Schedule TO"), is incorporated by reference herein.

     Item 3. Source and Amount of Funds or Other Consideration.

     The information set forth in Item 7 of the Schedule TO is incorporated by reference herein.

     Item 4. Purpose of Transaction.

     The information set forth in Item 6 of the Schedule TO is incorporated by reference herein.

     Item 5. Interest in Securities of the Issuer.

         The information set forth in Item 8 of the Schedule TO is incorporated by reference herein.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     The information set forth in Item 5 of the Schedule TO is incorporated by reference herein.

     Item 7. Material to be filed as Exhibits.

     The information set forth in Item 12 of the Schedule TO is incorporated by reference herein.

                               Page 5 of 6 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                              BB Acquisition, Inc.


                              By: /s/ William Eichar
                                  -----------------------------------------
                              Name: William Eichar
                                    ---------------------------------------
                              Title: President
                                     --------------------------------------




                              KRAFT FOODS, INC.


                              By: /s/ William Eichar
                                  -----------------------------------------
                              Name: William Eichar
                                    ---------------------------------------
                              Title: Vice President, Mergers & Acquisitions
                                     --------------------------------------

                              PHILIP MORRIS COMPANIES INC.


                              By: /s/ G. Penn Holsenbeck
                                  -------------------------------------------
                              Name:  G. Penn Holsenbeck
                                    -----------------------------------------
                              Title: Vice President, Associate General Counsel
                                     ----------------------------------------
                                     & Corporate Secretary


Dated: January 31, 2000

                               Page 6 of 6 Pages